ERIC S. FISHER, C.P.A.
2372 Torrance Blvd.
Torrance CA 90501-2540
(310) 782-8300
eric@esfcpa.com

To The Board of Directors of
Powell Development Group, Inc.

Management is responsible for the accompanying financial statements of Powell Development Group, Inc., which comprise the balance sheets as of December 31, 2015 and 2014 and the related statements of income, cash flows, and changes in stockholders' equity for the years then ended, and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America.

I have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. I did not audit or review the financial statements nor was I required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, I do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

I am not independent with regard to Powell Development Group, Inc.

Eric S. Fisher
Certified Public Accountant

Torrance, California
September 20, 2016

POWELL DEVELOPMENT GROUP, INC
Balance Sheet
As of December 31, 2015
and December 31, 2014

	December 31, 2015	December 31, 2014
ASSETS		
Current Assets		
Checking/Savings		
Cash on Hand		904.47
Business Checking #7769	17,527.97	64,441.65
Business Savings	150.01	150.01
Total Checking/Savings	17,677.98	65,496.13
Total Current Assets	17,677.98	65,496.13
Fixed Assets		
Mold Cost-Galactic Cap	1,220.80	0.00
Accum Deprec-Molds	-174.00	0.00
Computer Equipment	1,912.47	0.00
Accum Deprec - Computers	-383.00	0.00
Total Fixed Assets	2,576.27	0.00
TOTAL ASSETS	**20,254.25**	**65,496.13**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Delayed Delivery of Product	0.00	300.94
Total Current Liabilities	0.00	300.94
Long Term Liabilities		
Loan from Stockholder	278.33	2,247.80
Total Long Term Liabilities	278.33	2,247.80
Total Liabilities	278.33	2,548.74
Equity		
Common Stock - 2,219,000 shares outstanding	22,190.00	22,190.00
Additional Paid in Capital	107,310.00	107,310.00
Retained Earnings (Accumulated Deficit)	-66,552.61	-34,262.00
Net Income	-42,971.47	-32,290.61
Total Equity	19,975.92	62,947.39
TOTAL LIABILITIES & EQUITY	**20,254.25**	**65,496.13**

See Accountant's Compilation Report

POWELL DEVELOPMENT GROUP, INC
Statement of Income
Years Ended December 31, 2015 and 2014

	Year Ended Dec. 31, 2015	Year Ended Dec. 31, 2014
Ordinary Income/Expense		
Income		
Galactic Cap II Sales	1,763.07	0.00
Sales of Prototype Product	3,273.63	391.73
Refunds to Customers	-34.49	-16.99
Total Income	5,002.21	374.74
Cost of Goods Sold		
Materials	900.00	0.00
Production Costs- Prototypes	11,055.29	847.85
Total COGS	11,955.29	847.85
Gross Profit	-6,953.08	-473.11
Expense		
Advertising & Promotion	718.48	30.00
Automobile Expense	1,188.44	1,055.90
Bank Service Charges	0.00	159.00
Cell Phone	686.58	0.00
Charitable Donation	490.00	460.00
Computer and Internet Expenses	330.00	0.00
Computer Assisstance	253.00	0.00
Depreciation Expense	557.00	0.00
Dues and Subscriptions	204.00	140.00
Galactic Cap survey	100.00	0.00
Graphics	200.00	0.00
Legal	1,086.00	1,456.00
Market Research	7,095.00	2,480.00
Meals and Entertainment	1,486.52	924.08
Media Production	50.00	1,000.00
Miscellaneous Expenses	152.57	256.07
Office Supplies	2,275.85	1,653.20
Postage & Delivery	739.11	1,079.69
Printing and Reproduction	4,682.30	1,302.41
Research & Development	7,387.38	7,980.09
Supplies	1,107.35	1,002.67
Subcontractor	3,515.00	9,207.74
Telephone & Communications	900.35	846.75
Travel Expense	813.46	783.91
Total Expense	36,018.39	31,817.51
Net Ordinary Income	-42,971.47	-32,290.62
Other Income/Expense		
Interest Income	0.00	0.01
Total Other Income/Expense	0.00	0.01
Net Income	**-42,971.47**	**-32,290.61**

See Accountants Compilation Report

POWELL DEVELOPMENT GROUP INC
Statement of Cash Flows

Years ended December 31, 2015 and 2014

	Year Ended Dec. 31, 2015	Year Ended Dec. 31, 2014
OPERATING ACTIVITIES		
Net Income	-42,971.47	-32,290.61
Adjustments to reconcile Net Income to net cash provided by operations:		
Depreciation	557.00	0.00
Delayed Delivery of Product	-300.94	300.94
Net cash provided by Operating Activities	-42,715.41	-31,989.67
INVESTING ACTIVITIES		
Mold Cost-Galactic Cap	-1,220.80	0.00
Computer Equipment	-1,912.47	0.00
Net cash provided by Investing Activities	-3,133.27	0.00
FINANCING ACTIVITIES		
Common Stock & Add'l Paid in Capital	0.00	84,500.00
Repayment of Loan from Stockholder	-1,969.47	-5,252.20
Net cash provided by Financing Activities	-1,969.47	79,247.80
Net cash increase for period	-47,818.15	47,258.13
Cash at beginning of period	65,496.13	18,238.00
Cash at end of period	**17,677.98**	**65,496.13**

POWELL DEVELOPMENT GROUP INC
Statement of Changes in Stockholder Equity

Years Ended December 2014 and 2015

	Number of Shares	Common Stock	Add'l Paid in Capital	Retained Earnings
Stockholder Equity:				
2014				
January 1, 2014	2,050,000	20,500.00	24,500.00	-34,262.00
Issuance of Stock	169,000	1,690.00	82,810.00	
Net Income or Loss				-32,290.61
December 31, 2014	2,219,000	22,190.00	107,310.00	-66,552.61
2015				
January 1, 2015	2,219,000	22,190.00	107,310.00	-66,552.61
Net Income or Loss	0	0.00	0.00	-42,971.47
December 31, 2015	2,219,000	22,190.00	107,310.00	-109,524.08

POWELL DEVELOPMENT GROUP, INC.
NOTES TO FINANCIAL STATEMENTS

1. Organization and Summary of Significant Accounting Policies

Powell Development, Inc., a Nevada corporation, was incorporated March 20, 2013. There are 6,000,000 shares of common stock authorized.

The major stockholder owns the patent on the company's product. The company does not currently pay any royalties for the use of the patent.

For purposes of the statements of cash flows, the company considers highly liquid debt investments available for current use with initial maturities of three months or less to be cash equivalents.

The fixed assets, consisting of molds for production of the product and computers, are recorded at cost. The company provides for depreciation using an accelerated method over the estimated useful lives of the property of seven years and five years, respectively.

As of December 31, 2015, the federal tax returns for December 31, 2013, December 31, 2014 and December 31, 2015 remained open to examination by the Internal Revenue Service.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In preparing the financial statements, the Corporation has evaluated events and transactions for potential recognition or disclosure through September 20, 2016, the date that the financial statements were available to be issued.